Exhibit 16(4)(iv):  IRA Endorsement (IU-RA-4022)

ING Life Insurance and Annuity Company
P.O. BOX 10450, 909 LOCUST STREET,DES MOINES, IOWA 50306-0450

Roth Individual Retirement Annuity Endorsement

The Contract to which this Roth Individual Retirement Annuity Endorsement (this “Endorsement”) is attached is hereby modified by the provisions of this Endorsement. The Endorsement provisions shall control if there is a conflict between the Endorsement and the Contract, including any other endorsements or riders issued with the Contract. Any capitalized terms not defined in this Endorsement shall have the meaning given to them in the Contract. This Endorsement is effective as of the date it is attached to the Contract.
This Endorsement amends the Contract in order to meet the qualification requirements for a Roth Individual Retirement Annuity (“Roth IRA”) under Section 408A of the Code, and shall be interpreted in accordance with that section.
YOU MAY RETURN YOUR ROTH IRA AT THE ADDRESS SHOWN ABOVE WITHIN 7 DAYS (OR LONGER IF REQUIRED BY LAW OR BY THE PROVISIONS OF YOUR ROTH IRA) AFTER THE DATE YOU RECEIVE IT. IF SO RETURNED, WE WILL PROMPTLY RETURN YOUR ENTIRE PREMIUM PAID LESS ANY WITHDRAWALS OR SURRENDERS. IF YOU RETURN YOUR ROTH IRA AFTER 7 DAYS, THE RETURN OF FUNDS WILL BE IN ACCORDANCE WITH THE "RIGHT TO EXAMINE AND RETURN THIS CONTRACT" PROVISION OF THE CONTRACT TO WHICH THIS ROTH IRA ENDORSEMENT IS ATTACHED.
If you send correspondence indicating your intent to return your Roth IRA, your letter must be postmarked during the 7-day period (or longer if required by law or by the provisions of your Roth IRA) following the date you received your Roth IRA. You must also enclose your Contract.

1. IMPORTANT TERMS AND DEFINITIONS

Compensation means wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered (including, but not limited to commissions paid salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses) and includes earned income, as defined in Section 401(c)(2) of the Code (reduced by the deduction you take for Contributions made to a self-employed retirement plan if you are self-employed). For the purposes of this definition, Section 401(c)(2) of the Code shall be applied as if the terms “trade” or “business” for purposes of Section 1402 of the Code includes service described in subsection (c)(6). Compensation does not include amounts derived from or received as earnings or profits from property (including but not limited to interest and dividends) or amounts not includible in gross income. Compensation also does not include any amount received as a pension or annuity or as deferred compensation. Compensation shall include any amount includible in your gross income under Section 71 of the Code with respect to a divorce or separation instrument described in subparagraph (A) of Section 71(b)(2) of the Code. The term “compensation” includes any differential wage payment, as defined in Section 3401(h)(2) of the Code. For purposes of this definition, the amount of compensation includible in your gross income shall be determined without regard to Section 112 of the Code. If you are married and filing a joint return, the greater Compensation of you or your spouse is treated as your own Compensation, but only to the extent that such spouse’s compensation is not being used for purposes of the spouse making a Contribution to a Roth IRA or a deductible Contribution to a non-Roth IRA.
Contribution means Premium, as used in the Contract. Contributions may be limited under the “CONTRIBUTIONS” section below.
Designated Beneficiary means a natural person who is a “designated beneficiary” within the meaning of Section 401(a)(9) of the Code and the Income Tax Regulations thereunder.
Interest means the Accumulation Value plus the amount of any outstanding rollover, transfer, and re-characterization under Q&As-7 and -8 of Section 1.408-8 of the Income Tax Regulations and, prior to the date that the Contract is annuitized, the actuarial value of any other benefits provided under the Contract, such as certain guaranteed living and death benefits.
Income Tax Regulations mean the regulations found in Title 26 of the Code of Federal Regulations.

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Modified Adjusted Gross Income or Modified AGI means the amount defined in Section 408A(c)(3)(C)(i) of the Code and does not include any amount included in adjusted gross income as a result of a rollover from an eligible retirement plan other than a Roth IRA (a “conversion”).
Qualified Rollover Contribution means a rollover Contribution of a distribution from an IRA that meets the requirements of Section 408(d)(3) of the Code, except the one-rollover-per-year rule of Section 408(d)(3)(B) of the Code does not apply if the rollover Contribution is from an IRA other than a Roth IRA; i.e. a non-Roth IRA. A Qualified Rollover Contribution includes a rollover from a designated Roth account described in Section 402A of the Code and an eligible retirement plan described in Section 402(c)(8)(B) of the Code.
Recharacterization means a regular Contribution to a non-Roth IRA that is recharacterized pursuant to the rules in Section 1.408A-5 of the regulations as a regular Contribution to this Roth IRA, subject to the limits in 3.1 below.
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2. NON-FORFEITABLE AND NON-TRANSFERABLE

The Contract is established for the exclusive benefit of you or your beneficiaries. Joint Owners are not permitted. You are also the Annuitant.
Your Interest in the Contract is nontransferable and, except as provided by law, is nonforfeitable. It may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose.
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3. CONTRIBUTIONS

3.1 Maximum Regular Contribution Limits
The Contract to which this Endorsement is attached may permit the Contribution of: (1) an Initial Premium and Additional Premiums, (2) an Initial Premium and, on a limited basis, Additional Premiums, or (3) only a Single Premium. In addition, the Contract to which this Endorsement is attached may require the payment of a minimum Premium amount. Additional Premiums, if permitted under the Contract, will be subject to a minimum amount that is not greater than $50.
Maximum Permissible Amount. A Contribution permitted under the Contract may include a Qualified Rollover Contribution, a non-taxable transfer from another Roth IRA, a Recharacterization, and cash. The total of such cash Contributions to all Roth IRA’s held by you in a taxable year may not exceed the lesser of the applicable amount (described below) or your Compensation for the year. The Contribution described in the previous sentence that may not exceed the lesser of the applicable amount or the Owner’s Compensation is referred to as a “regular Contribution.” However, notwithstanding the dollar limits on Contributions, a Contribution permitted under the

Contract may include an individual’s repayment of a qualified reservist distribution described in Code Section 72(t)(2) (G) during the 2-year period beginning on the day after the end of the active duty period.
If you are under age 50, the applicable amount is $5,000 for taxable year 2008 and thereafter. After 2008, the $5,000 amount will be adjusted by the Secretary of the Treasury for cost-of-living increases under Section 219(b)(5)(D) of the Code. Such adjustments, if any, will be in multiples of $500.
If you are age 50 or older, the applicable amount under the previous paragraph is increased by $1,000.
The maximum regular Contribution that can be made to all of your Roth IRAs for a taxable year is the smaller amount determined under (1) or (2) below.
(1) The maximum regular Contribution is phased out ratably between certain levels of Modified AGI in accordance with the following table:

Filing Status	Full Contribution	Phase-out Range	No Contribution
		Modified AGI

Single or Head of	$95,000 or less	Between $95,000 and	$110,000 or more
Household		$110,000

Joint Return or	$150,000 or less	Between $150,000	$160,000 or more
Qualifying Widow(er)		and $160,000

Married Separate	$0	Between $0 and	$10,000 or more
Return		$10,000

If your Modified AGI for a taxable year is in the phase-out range, the maximum regular Contribution determined under this table for that taxable year is rounded up to the next multiple of $10 and is not reduced below $200. After 2006, the dollar amounts above will be adjusted by the Secretary of the Treasury for cost-of-living increases under Section 408A(c)(3) of the Code. Such adjustments will be in multiples of $1,000.
(2) If you make regular Contributions to both Roth IRA’s and non-Roth IRA’s in any taxable year, the maximum regular Contribution that may be made to all of your Roth IRA’s in that taxable year is reduced by the regular Contributions made to your non-Roth IRA’s for that taxable year.
3.2 SIMPLE IRA Contribution Limitation
No Contributions to this Roth IRA will be accepted under a SIMPLE IRA plan established by any employer pursuant to Section 408(p) of the Code. Also, no transfer or rollover of funds attributable to Contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date you first participated in that employer’s SIMPLE IRA plan.
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4. REQUIRED MINIMUM DISTRIBUTIONS

4.1 In General
Notwithstanding any provision of the Contract to the contrary, the distribution of your Interest in this Roth IRA shall be made in accordance with the requirements of Section 408(b)(3) of the Code, as modified by Section

408A(c)(5) of the Code, and the Income Tax Regulations thereunder, the provisions of which are herein incorporated by reference. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of the Interest in the Contract must satisfy the requirements of Section 408(a)(6) of the Code, as modified by Section 408A(c)(5) of the Code, and the regulations thereunder, rather than the distribution rules noted below.
4.2 Distributions During the Owner’s Life
No amount is required to be distributed under Code Section 408A or Code Section 401(a)(9) prior to your death. However if distributions commence under an Annuity Plan while you are alive, the Annuity Plan that you may elect will be limited as necessary so that any Annuity Payments made after your death will satisfy Section 4.3 below. In particular, unless otherwise permitted under applicable federal tax law and by us, any Period Certain of Annuity Payments commencing during your life may not exceed the life expectancy of the Designated Beneficiary.
4.3 Distributions Upon Death
Upon your death, the entire Interest will be distributed at least as rapidly as follows:

(1)
If the Designated Beneficiary is someone other than your surviving spouse, the remaining portion of the entire Interest will be distributed, starting by the end of the calendar year following the calendar year of your death, over the Designated Beneficiary’s life, or over a period not extending beyond the remaining life expectancy of the Designated Beneficiary, with such life expectancy determined using the age of the Designated Beneficiary as of his or her birthday in the year following the year of your death, or if elected, in accordance with paragraph (3) below.

(2)
If the sole Designated Beneficiary is your surviving spouse, the entire Interest will be distributed, starting by the end of the calendar year following the calendar year of your death (or by the end of the calendar year in which you would have attained age 70½, if later), over such spouse’s life, or over a period not extending beyond the remaining life expectancy of the surviving spouse, or, if elected, in accordance with paragraph (3) below. If the surviving spouse dies before required distributions commence to him or her, the remaining Interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse’s death, over the spouse’s Designated Beneficiary’s remaining life expectancy determined using such Designated Beneficiary's age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph (3) below.

If the surviving spouse dies after the required distributions commence to him or her, any remaining Interest will continue to be distributed under the Contract option chosen.
(3)
If there is no Designated Beneficiary, or if applicable by operation of paragraph (1) or (2) above, the entire Interest will be distributed by the end of the calendar year containing the 5th anniversary of your death (or of the spouse’s death in the case of the surviving spouse’s death before distributions are required to begin under paragraph (2) above).

(4)
Life expectancy is determined using the Single Life Table in Q&A-1 of Section 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving spouse as the sole Designated Beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is

the	number in the Single Life Table corresponding to the Designated Beneficiary’s age in the year
specified	in paragraph (1) or (2) above and reduced by 1 for each subsequent year. If distributions are
made	in the form of an annuity, life expectancy is not recalculated.
(5)	For purposes of this Section 4.3, required distributions are considered to commence on the date
distributions	are required to begin to the surviving spouse under paragraph (2) above. However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of Section 1.401(a)(9)-6 of the Income Tax Regulations, then required distributions are considered to commence on the annuity starting date.
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(6)
If you die prior to the date annuity payments commence under the Contract and the sole Designated Beneficiary is your surviving spouse, the spouse may elect to treat the Contract as his or her own Roth IRA. This election will be deemed to have been made if such surviving spouse makes a Contribution to the Contract or fails to take required distributions as the Designated Beneficiary. This election may be made only once, and thus may not be made a second time if the surviving spouse Designated Beneficiary elects to treat the IRA as his or her own, remarries, and his or her new spouse is the sole Designated Beneficiary.

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5. GENERAL PROVISIONS

5.1 Annual Report
We will furnish annual calendar year reports concerning the status of the Contract and such information concerning required minimum distributions as is prescribed by the Commissioner of the Internal Revenue Service.
5.2 Amendments
We reserve the right to amend or administer this Endorsement, subject to regulatory approval, as necessary to comply with the Code, the Income Tax Regulations or published Internal Revenue Service Rulings. We will send a copy of any such amendment to you. It will be mailed to the last post office address known to us. Any such changes will apply uniformly to all Contracts that are affected.
All other provisions of the Contract remain unchanged.
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